SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               Form 20-F
(Mark One)

_X_ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

___ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

      For the fiscal year ended     or

___ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

      For the transition period from ___________ to _________________



                         BIG BAR GOLD CORPORATION
                         ------------------------
          (Exact name of registrant as specified in this charter)

                         British Columbia, Canada
                         ------------------------
              (Jurisdiction of incorporation or organization)


 200 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2
 ---------------------------------------------------------------------------
                 (Address of principal executive offices)


Securities registered or to be registered pursuant to section 12(b) of the Act:


            None                             None
     -------------------            ----------------------
    (Title of each class)           (Name of each exchange
                                     on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                          Common Shares Without Par Value
                          -------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

                                       None
                                 ----------------
                                 (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                 11,394,279
                                 ----------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes_______            No________

Indicate by check mark which financial statement item the registrant has elected to follow.
                              Item 17 __X__     Item 18_______

                               TABLE OF CONTENTS

                                                                       PAGE
PART I

ITEM 1. Identity of Directors, Senior Management and Advisors           1
        1.1 Directors and Senior Management                             1
        1.2 Advisors                                                    1
        1.3 Auditors                                                    2

ITEM 2. Offer Statistics and Expected Timetable                         2

ITEM 3. Key Information                                                 2
        3.1 Selected Financial Data                                     2
        3.2 Capitalization and Indebtedness                             4
        3.3 Reasons for the Offer and Use of Proceeds                   5
        3.4 Risk Factors                                                5

ITEM 4. Information on the Company                                      8
        4.1 History and Development                                     8
        4.2 How Property                                                9
        4.3 Competition                                                12
        4.4 Management & Employees                                     12
        4.5 Office Space                                               12
        4.6 Environmental Regulations                                  12

ITEM 5. Operating and Financial Review and Prospects                   13
        5.1 Results of Operations                                      13
        5.2 Liquidity                                                  15

ITEM 6. Directors, Senior Management and Employees                     16
        6.1 Directors and Senior Management                            16
        6.2 Compensation of Directors                                  18
        6.3 Board Practices                                            18
        6.4 Employees                                                  19
        6.5 Share Ownership of Directors and Officers                  19

ITEM 7. Major Shareholders and Related Party Transactions              20
        7.1 Beneficial Ownership                                       20
        7.2 Related Party Transactions                                 21
        7.3 Interests of Experts and Counsel                           22

ITEM 8. Financial Information                                          23
        8.1 Legal Proceedings                                          23

        8.2 Significant Changes                                        23

ITEM 9. The Offer and Listing                                          23
        9.1 Offering and Listing Details                               23

ITEM 10. Additional Information                                        24
        10.1 Share Capital                                             24
        10.2 Bylaws and Articles                                       27
        10.3 Material Contracts                                        28
        10.4 Exchange Controls and other Limitations
             Affecting Security Holders                                29
        10.5 Certain Canadian Federal Income Tax
             Consequences to U.S. Investors                            29
        10.6 Documents on Display                                      30

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk    30

ITEM 12. Descriptions of Securities Other than Equity Securities       30
         12.1 Warrants                                                 30
         12.2 Stock Options                                            31

                                PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies               32

ITEM 14. Material Modifications to the Rights of Security
         Holders and Use of Proceeds                                   32

                                PART III

ITEM 17. Financial Statements

ITEM 18. Financial Statements

ITEM 19. Exhibits

SIGNATURE

                            FORWARD-LOOKING STATEMENTS
                            --------------------------

We caution you that certain important factors (including without limitation those set forth in this Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F registration statement, or that are otherwise made by or on our behalf. For this purpose, any statements contained in this registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," "believe," "anticipate," "intend," "could," estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

                                     PART I
                                     ------

Item 1. Identity of Directors, Senior Management and Advisors

   1.1. Directors and Senior Management:

The following table sets forth the name, business address and position of each of the directors and executive officers of the Company:

Name & Address                          Position

Linda Smith                             President,
RR #1, Site 10C                         Chief Executive Officer
Malaspina Drive                         and director
Gabriola Island, B.C.
Canada
V0R 1X0

Darcy Krell                             Director
RR#1, Site 10C
Malaspina Drive
Gabriola Island, B.C.
Canada
V0R 1X0

Steven Horowitz                         Director
400 Garden City Plaza
Suite 202
Garden City, New York
11530

Alexander Mancor                        Director
5715 Royal Oak Avenue
Burnaby, B.C.
Canada
V5H 3N3

Joan Gu                                 Director
P.O. Box 32612
Richmond, B.C.
Canada
V6X 3S1

Greg Yanke                              Secretary
200 - 675 West Hastings Street
Vancouver, BC, Canada   V6B 1N2

   1.2. Advisors:

The following table sets forth the name, business address and position of each of the advisors to the Company:

Name & Address                          Position

Bank of Montreal                        Banker
Commercial Banking
Main Floor, First Bank Tower
P.O. Box 49500, 595 Burrard Street
Vancouver, B.C., Canada  V7X 1L7

Gregory S. Yanke Law Corporation        Legal Counsel
200 - 675 West Hastings Street
Vancouver, B.C., Canada  V6B  1N2

   1.3. Auditors

Name & Address                          Position

Lancaster & David                       Auditor
Chartered Accountants
Suite 3240, 666 Burrard Street
Vancouver, B.C., Canada
V6C 2X8

Item 2. Offer Statistics and Expected Timetable

        Not applicable

Item 3. Key Information

   3.1. Selected Financial Data

The following tables set forth the data of the Company for the fiscal years ended December 31, 2001, 2000, 1999 and 1998 and 1997 and the nine-month interim periods ended September 30, 2002 and 2001. We derived all figures from our financial statements which were examined by our independent auditor. This information should be read in conjunction with our financial statements included in this registration statement.

Our financial statements included in this registration statement and the table set forth below gave been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation to United States generally accepted accounting principles is included in Note 11 to our audited financial statements. All amounts are expressed in Canadian dollars. The first table presents this financial data in accordance with United States generally accepted accounting principles. The second table presents the data in accordance with Canadian generally accepted accounting principles.

U.S. Generally Accepted Accounting Principles

               Nine-Month      Nine-Month      Fiscal Year   Fiscal Year   Fiscal Year    Fiscal year    Fiscal Year
                 Period          Period           ended          ended         ended         ended          ended
           Ended Sept 30,  Ended Sept 30,  Dec. 31, 2001  Dec. 31, 2000  Dec. 31, 1999  Dec. 31, 1998  Dec. 31, 1997
                  2002            2001
              (unaudited)     (unaudited)


Net Operating
Revenue          $164           $14,550         $17,444        $3,870         Nil           Nil           Nil

Loss from
operations       ($257,388)     ($71,736)       ($210,525)     ($443,224)     ($153,339)    ($19,605)     ($26,314)

Loss per
common share     ($0.02)        ($0.01)         ($0.02)        ($ 0.03)       ($0.04)       ($0.01)       ($0.01)

Total assets     $190,469       $433,864        $366,945       $602,888       $336,242      $1,090         $768

Net assets       $118,021       $410,531        $292,159      ($130,683)      $32,957       ($182,670)    ($163,065)

Long term debt   Nil            Nil             Nil            Nil            Nil           $175,327       $153,057

Cash dividends
per share        Nil            Nil             Nil            Nil            Nil           Nil            Nil

Deficit         ($2,216,982)   ($1,820,805)    ($1,959,594)    ($1,749,069)  ($1,305,845)   ($1,152,506)  ($1,132,901)

Capital stock    $2,335,003     $2,231,336      $2,251,753      $1,618,386    $1,338,802     $969,836      $969,836



Weighted
average number
of common
shares           11,427,612     10,273,761      10,570,557       7,203,613     4,164,225    3,926,347      3,926,347


Canadian Generally Accepted Accounting Principles

               Nine-Month      Nine-Month      Fiscal Year   Fiscal Year   Fiscal Year    Fiscal year    Fiscal Year
                 Period          Period           ended          ended         ended         ended          ended
           Ended Sept 30,  Ended Sept 30,  Dec. 31, 2001  Dec. 31, 2000  Dec. 31, 1999  Dec. 31, 1998  Dec. 31, 1997
                  2002            2001
              (unaudited)     (unaudited)

Net
Operating
Revenue          $164           $14,550        $17,444         $3,870        Nil            Nil           Nil

Loss from
operations      ($194,043)     ($71,736)      ($135,525)      ($236,858)    ($103,339)     ($19,605)     ($26,314)

Loss per
common share    ($0.02)        ($0.01)        ($0.01)         ($ 0.03)      ($0.02)        ($0.01)       ($0.01)

Total assets     $585,180       $690,230       $698,311        $859,254      $386,242       $1,090        $768

Net assets       $512,732       $666,897       $623,525        $125,683      $82,957       ($182,670)    ($163,065)

Long term debt   Nil            Nil            Nil             Nil           Nil            $175,327      $153,057

Cash dividends
per share        Nil            Nil            Nil             Nil           Nil            Nil           Nil

Deficit         ($1,822,271)   ($1,564,439)   ($1,628,228)    ($1,492,703)  ($1,255,845)   (1,152,506)   (1,132,901)

Capital stock    $2,335,003     $2,231,336     $2,251,753      $1,618,386    $1,338,802     $969,836      $969,836

Weighted average
number of common
shares           11,427,612     10,273,761     10,570,557      7,203,613     4,164,225      3,926,347     3,926,347


Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On December 27, 2002, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.5683. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past fiscal years ended December 31 and for the six-month period between June 30, 2002 and November 30, 2002, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, calculated in the same manner as above:

            Time Period              Average Exchange Rate for Period
            -----------              --------------------------------
            Year ended Dec 31, 2001            $1.5528
            Year ended Dec 31, 2000            $1.4871
            Year ended Dec 31, 1999            $1.4827
            Year ended Dec 31, 1998            $1.4894
            Year ended Dec 31, 1997            $1.3894

            Time Period                        Low - High
            -----------                        ----------

            Month ended June 30, 2002          $1.5108 - $1.5499
            Month ended July 31, 2002          $1.5145 - $1.5880
            Month ended August 31, 2002        $1.5523 - $1.5963
            Month ended September 30, 2002     $1.5545 - $1.5863
            Month ended October 31, 2002       $1.5607 - $1.5943
            Month ended November 30, 2002      $1.5528 - $1.5904

3.2. Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as at September 30, 2002.

                                              As at September 30, 2002
Short term debt (unsecured and not guaranteed)          $47,782
Long term debt                                          $24,666
       Total debt                                       $72,448

Shareholder's Equity
   Common shares                                        $2,335,003
   Retained earnings                                   ($1,822,271)
       Total shareholders' equity                       $512,732


3.3. Reasons for the Offer and Use of Proceeds

     Not Applicable

3.4. Risk Factors

Any investment in our common shares involves a high degree of risk. You should consider carefully the following information before you decide to buy our common shares. If any of the events discussed in the following risk factors actually occurs, our business, financial condition or results of operations would likely suffer. In this case, the market price of our common shares could decline, and you could lose all or part of your investment in our shares. In particular, you should consider carefully the following risk factors:

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future.
Since our incorporation on December 10, 1980, we have incurred losses totalling $1,822,271. Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

We have limited financial resources and no source of cash flow.

We have limited financial resources, no source of operating cash flow and no assurance that additional funding will be available to us for further exploration of the How property. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration.

Very few mineral properties are ultimately developed into producing mines.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, our mineral properties have no known body of commercial ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

Substantial expenditures are required for us to establish ore reserves through drilling, to develop metallurgical processes, to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that we will discover minerals in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis. The economics of developing precious and base metal mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. We have no producing mines at this time.

If we do not obtain additional financing, our business will fail.

As at September 30, 2002, we had cash in the amount of $36,933. Subsequent to September 30, 2002, we completed a private placement of $250,000. Our business plan calls for significant expenses in connection with the exploration of the How property. We will require additional financing to sustain our business operations if we are not successful in earning revenues once exploration is complete. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

We believe the only realistic source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. The only other alternative for the financing of further exploration would be the offering by us of an interest in the How property to be earned by another party or parties carrying out further exploration thereof.

Because management has only limited experience in resource exploration, the business has a higher risk of failure.

Our management, while experienced in business operations, has only limited experience in resource exploration. None of our directors or officers have any significant technical training or experience in resource exploration or mining. We rely on the opinions of consulting geologists that we retain from time to time for specific exploration projects or property reviews. As a result of our management's inexperience, there is a higher risk of our being unable to complete our business plan.

Mineral exploration involves a high degree of risk against which we are not currently insured.

Unusual or unexpected rock formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. We have relied on and will continue to rely upon consultants and others for exploration expertise.

It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common stock. We do not currently maintain insurance against environmental risks relating to the How property.

There is no assurance of the title to the How property.

The How property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects, though we have no knowledge of any such claims. There is a risk that the property boundaries could be challenged.

We may require permits and licenses that we may not be able to obtain.

Our operations may require licenses and permits from various governmental authorities. Although we have had no problems obtaining required permits to date, there can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to conduct exploration, development and mining operations at our project in the future.

Metal prices fluctuate widely.

Factors beyond our control may affect the marketability of any minerals we discover. Metal prices have fluctuated widely, particularly in recent years. The effect of these factors cannot accurately be predicted.

The resource industry is very competitive.

The resource industry is intensely competitive in all its phases. We compete with many companies possessing greater financial resources and technical facilities than us for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Our operations may be adversely affected by environmental regulations.

Our operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means that standards, enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for us and our directors, officers and consultants. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations. We do not maintain environmental liability insurance.

The trading market for our shares is not always liquid.

Although our shares trade on the TSX Venture Exchange, the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

Our securities may be subject to penny stock regulation.

If a market for our securities develops and the price of our common stock falls below $5.00 per share, then we will be subject to "penny stock" regulation. "Penny stock" rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with a spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our shares of common stock. The market price of our shares would likely suffer as a result.

Enforcement of legal process may be difficult.

Except for Steven Horowitz, all members of our Board of Directors and management reside in Canada. As well, our address for service is a Canadian address. Accordingly, service of process upon us, or upon individuals related to us, may be difficult or impossible to obtain within the United States.

All of our assets are located outside of the United States. Any judgment obtained in the United States against us may not be collectible within the United States.

As we are incorporated pursuant to the laws of British Columbia, duties of our directors and officers, and the ability of shareholders to initiate a lawsuit on our behalf, are governed by the British Columbia Company Act.

Item 4. Information on the Company

     4.1. History and Development

We were incorporated under the name "Big Bar Gold Corporation" pursuant to the Company Act in the Province of British Columbia, Canada by registration of our Memorandum and Articles of Association and the issuance by the Registrar of Companies of a Certificate of Incorporation on December 10, 1980. Our head office is located at 200 - 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2. Our telephone number is (604) 837-2739.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

We are engaged in the business of acquiring and exploring resource properties. We currently own a 70% interest in the How property located in the Nicola Mining Division, British Columbia, Canada. The How property is an exploration stage property. There is no assurance that a commercially viable mineral deposit exists on the How property. Further exploration will be required before a final evaluation as to the economic feasibility of the property is determined.

Since we entered into an agreement to acquire an interest in the How property on October 20, 1999, we have raised and spent a total of $444,866 on the acquisition and exploration of the How property.

4.2. How Property

By way of an agreement dated October 20, 1999, Ahura Mining Ltd., a private British Columbia company owned by Colleen Hayes, granted us an option to acquire a 70% interest in a group of 187 contiguous mining claims units, known as the How property, located about 21 kilometers north of Merritt, British Columbia in the Nicola Mining Division. We do not have any directors in common with Ahura Mining Ltd.

We exercised this option by paying $70,000 to Ahura Mining Ltd. upon execution of the agreement and by incurring expenditures on the How property totalling $300,000 by October 20, 2001.

Location and Access
-------------------

The How property is located approximately 21 kilometers north of the town of Merritt, British Columbia and is centered at 50 degrees 17'00"N and 120 degrees 42'00"W.

The property is accessible from three different directions. The southern part of the claims are accessible by an 18.5 kilometer gravel road that leads to the property from Highway 5A. The northern part of the property can be accessed via Highway 97C for approximately 32 kilometers from Merritt, then by following the Rey Lake road for approximately six kilometres. The west portion of the claims are accessible by following a logging road for about four kilometers from Highway 97C. Access between the individual claims is gained via four-wheel drive logging roads.

Property Ownership and Mineral Tenure
-------------------------------------

The 187 claim units comprising the How property are owned by us as to 70% and by Ahura Mining Ltd. as to 30%. Title to the property is held by Ahura Mining Ltd., although it holds a 70% undivided interest in the claims in trust for us. We have conducted exploration work on the How property in order to keep them in good standing to November 1, 2005.

Previous Exploration
--------------------

Between 1976 and 1978, Cominco Ltd. completed of induced polarization surveys over 23.2 kilometers of the How property. Induced polarization surveys measure various electrical responses to the passage of alternating currents of different frequencies. Readings can indicate the presence of certain types of mineral deposits.

Based upon results of these surveys, Cominco Ltd. completed 146.3 meters of percussion drilling in two drill holes in 1981. Drilling involves extracting a long cylinder of rock from the ground to determine amounts of metals at different depths. Pieces of the rock obtained, known as drill core, are analysed for mineral content. In this instance, the drill core was analyzed for copper, molybdenum, silver, gold and wolframite, a tungsten mineral.

Various companies, including Lakewood Mining Co. Ltd., Decade International Development Ltd., Atlar Resources Ltd., Corona Corporation and Hera Resources Inc. conducted exploration programs on the How property between 1983 and 1995. Exploration included magnetometer,

VLF and electromagnetic surveys, as well as additional drilling. Magnetometer surveys involve measuring the strength of the earth's magnetic field. Variations in the magnetic readings on the property may indicate the increased likelihood of precious or base minerals in the area. VLF, or very low frequency, surveys use radio waves to determine whether rocks on a mineral property conduct electricity. Almost all of the precious and base metals that we are seeking are above average conductors of electricity and will affect VLF readings. Electromagnetic surveys involve measuring the strength of the earth's magnetic field. Variations in the magnetic readings on a property may indicate the increased likelihood of precious or base minerals in the area.

Recent Exploration Work
-----------------------

In 2001, we completed exploration work on the How property consisting of mapping and geochemical sampling. Geo-chemical sampling involves our consulting geologist and his assistants gathering chip samples and grab samples from property areas with the most potential to host economically significant mineralization based on past exploration results. Grab samples are soil samples or pieces of rock that appear to contain precious metals such as gold and silver, or industrial metals such as copper and nickel. Chip samples are small rock chips that are collected across a section of surface rock on the property. All samples gathered are sent to a laboratory where they are crushed and analysed for metal content.

Mapping involves dividing a portion of the property being explored into small sections. Our consulting geologist records results based on the section from which a sample is taken and plots it on a map. This information is used to determine the existence of mineralized areas on the property that warrant more exploration.

Property Geology and Mineralization
-----------------------------------

Sample results from the work program returned values between four and 362 parts per million ("ppm") copper, one and 1,867 ppm lead, 18 and 887 ppm zinc and an average of four parts per billion gold. These are considered significant and indicate the potential for the property to host a volcanogenic massive sulphide ("VMS") mineral deposit. Such deposits are an important source of copper,
zinc, lead and precious metals in British Columbia.   Historically,
approximately 30% of the copper, 60% to 70% of the zinc, 30% of the lead and 55% to 60% of the silver produced in Canada was mined from VMS deposits. Such deposits are formed by the discharge of hydrothermal fluids onto the seafloor.

   4.3 Competition

The mineral property exploration business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

   4.4 Management & Employees

We do not have any employees other than our directors and officers.

Our President and Chief Executive Officer, Linda Smith devotes 50% of her business time to our affairs. We have a management agreement dated August 23, 1999 with Ms. Smith whereby she provides management services to us for $4,000 per month. The initial term of this agreement was one year. It continues in force on a month-to-month basis until terminated by us or Ms. Smith on 90 days written notice.

   4.7 Office Space

We utilize about 300 square feet of office space in Burnaby, British Columbia. Our rent and related office expenses total approximately $2,300 per month.

   4.8 Environmental Regulations

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada generally, and in the Province of British Columbia, specifically. Under these laws, prior to production, we have the right to explore the property, subject only to a notice of work which may entail posting a bond.
To date, we have not been required to post a bond with respect to exploration on the How property.

In addition, production of minerals in British Columbia will require prior approval of applicable governmental regulatory agencies. We can provide no assurance to investors that such approvals will be obtained. The cost and delay involved in attempting to obtain such approvals cannot be known at this time.

We have budgeted for regulatory compliance costs as part of our operations. We will have to sustain the cost of reclamation and environmental mediation for all exploration work undertaken. The amount of these costs is not known at this time as we do not know the extent of future exploration. Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings in the event a potentially economic deposit is discovered.

Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment. Examples of regulatory requirements include:

   -   Water discharge will have to meet water standards;

   -   Dust generation will have to be minimal or otherwise re-mediated;

   - Dumping of material on the surface will have to be re-contoured and re-vegetated;

   - An assessment of all material to be left on the surface will need to be environmentally benign;

   -   Ground water will have to be monitored for any potential contaminants;

   - The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

   - There will have to be an impact report of the work on the local fauna and flora.

   4.8 Licensing Agreement with Dalian Xindie Chitin Co. Ltd.

On October 24, 2002, we entered into a Licensing Agreement with Dalian Xindie Chitin Co. Ltd. ("Xindie"), a private Chinese company involved in the business of developing and manufacturing chitin products and derivatives. Pursuant to the terms of the Licensing Agreement, Xindie has agreed to grant to us an exclusive worldwide commercial license to market, distribute and sell all chitin products that Xindie produces and to retain 10% gross proceeds realized from such sales. We will also receive 10% of the proceeds that Xindie receives from the sale of chitin products to existing customers.

We shall be responsible for all costs it directly or indirectly incurs in connection with the marketing, sale and use of the chitin products. The license shall be effective for a period of 75 years from closing of the agreement. We shall have the right to grant sub-licenses with Xindie's consent.

In consideration of Xindie granting the license, we have agreed to issue 12,000,000 common shares in our capital at a deemed price of $0.10 each to the shareholders of Xindie at closing. Pursuant to a pooling agreement, the shares will be subject to escrow restrictions, in addition to those imposed by the TSX Venture Exchange, whereby one common share will be released from escrow for each $0.10 of revenue that we earn pursuant to the licensing agreement.

Xindie is involved in the production and sale of chitin and related products. Chitin is a natural polymer extracted from crustacean shells that is used for a variety of commercial applications. Xindie's products include the following:

1. Chitin (polyacetylamino glucose): Xindie sells chitin primarily as a heavy metal agent used in environmental protection and wastewater disposal. In recent years, chitin applications have been developed for use in food products, medicines, cosmetics, agriculture and light industry.

2. Chitosan (polyaminoglucose): Chitosan is a principal derivative of chitin that is non-toxic, biocompatible and biodegradable. The deacetylated amino groups, when protonized, are responsible for the positive charges that make the chitosan polymer soluble in water systems. The polycationic character of the polymer is also responsible for the charged interactions with anionic surfaces, which are crucial for chitosan's bioadhesive properties and its use in skin and hair care applications. Chitosan not only lacks an allergic effect but also inhibits inflammation processes and promotes regeneration of injured tissues.

    High viscosity chitosan is mainly used as a sedimental agent in wastewater disposal and as a concordant agent in collecting metal. Medium viscosity chitosan is widely used in the anti-shrinkage and anti-wrinkle disposal of textile fabric, adhesives in the artificial leather and papermaking industry, medical sutures, artificial blood vessels, artificial kidneys, artificial skin and drug dilutents. Low viscosity chitosan is mainly used as an ingredient in film food packages, oral antacids, hair care products, skin protection cream, dietary supplements and beverages.

3. N-Acetylamino Glucose: This substance is used in drug applications for cancer treatment, as well as cholesterol and obesity control.

4. Amino-Glucose Hydrochloride: Amino-glucose hydrochloride is used in drug and pharmaceutical applications for cancer treatment, arthritis, gastrointestinal diseases and osteological diseases. It is also used as an ingredient in cosmetics and antioxidants, as well as a growth stimulant for agricultural use.

5. Amino-Glucose Sulfate Complex: Amino-glucose sulfate and its compound salts formed the original drugs for the treatment of rheumatoid arthritis. Research continues on its use for preventing geriatric diseases and obesity, as well as regulating the endocrine system.

6. N,O Carboxymethyl Chitosan: This substance is very similar in structure to the natural moisturizing component hyaluronic acid. Its excellent moisturizing function makes it ideal for use in cosmetic products like skin lotion and cream, bath gel and hair mousse. It is also used in the printing, dyeing and papermaking processes.

With a staff of approximately 360 employees and through its wholly-owned 11,800 square metre research and development and manufacturing facility, Xindie produces over 2,000 tons of chitin and related derivative products annually. China's Bank of Communications, Japan's Fuji Bank and the Dalian Credit Rating Commission, a division of the Chinese Ministry of Finance, have all granted the company a Triple A credit rating. As well, Xindie has received ISO certification that its production quality conforms with the ISO 9002:94 Standard.

With its research and development team of 26 highly qualified personnel, Xindie is committed to funding the research and development of advanced chitin applications and products. To date, Xindie has spent over US$2,500,000 on the research and development of its chitin series of products, the purchase of research facilities and other research expenditures. Xindie invests 5% of its sales revenue in the research and development of chitin related products. As a result of its continuous research efforts,

Xindie has won numerous awards, including a silver medal at the Third International China Science & Technology Fair for its chitin series of products.

Through expansion into new markets and the introduction of new product applications, Xindie has realized more than $8,100,000 million in annual revenue in each of its past three fiscal years. In 2001, 93% of Xindie's products were exported, with the United States accounting for approximately 70% of its market.

The licensing and pooling agreements are subject to TSX Venture Exchange acceptance occurring by July 2, 2003. We cannot assert any rights under these agreements until such acceptance is received.

Item 5. Operating and Financial Review and Prospects

     5.1. Results of Operations

The following information is provided in accordance with United States generally accepted accounting principles:

In the first half of 1999, we were essentially dormant. We had no operating business and no assets other than a nominal amount of cash on hand. In August 1999, we underwent a change in management as Linda Smith, Lou Rene Legge and Don MacDougall replaced all existing directors at that time. In October 1999, we entered into an option agreement whereby we could acquire a 70% interest in the How mineral property located near Merritt, British Columbia.

In our fiscal year ended December 31, 1999, we incurred a net loss of $153,339 consisting of $50,000 in exploration expenditures relating to the How property, investigation costs of $30,000 relating to various other mineral properties that new management reviewed, mineral property consulting fees totalling $18,600, management fees of $17,500, office and general costs of $15,144, $13,555 in legal fees, transfer agent and filing fees of $6,720, accounting and audit fees of $1,605 and amortization costs of $215 relating to computer equipment. Our operations were primarily financed through the sale of our equity. As well, we settled $182,840 in debt through the issuance of 1,218,933 of our common shares at a deemed price of $0.15 each.

At December 31, 1999, we had assets totalling $336,242 consisting of $93,000 in property acquisition costs, $80,567 in cash, $150,000 in prepaid exploration costs, $8,800 in other prepaid expenses and computer equipment recorded at $3,875. Our liabilities totalled $303,285, including a liability to issue shares recorded at $280,000 that related to a private placement that we had yet to complete.

In our fiscal year ended December 31, 2000, we completed an additional $206,366 in exploration expenditures on the How property. We also entered into an agreement in principle to acquire a 100% interest in all of the issued and outstanding shares of New Gal Network, Inc., a private Nevada corporation that provided, through its website, proprietary and third party information and services specifically targeted to professional women. In September 2000, we announced that we were unable to complete a formal acquisition agreement with New Gal Network, Inc. due to its ability to complete an audit within a reasonable time.

We incurred expenses of $447,094 for the fiscal year ended December 31, 2000 consisting of exploration costs relating to the How property ($206,366), a write off of bad debts relating to funds advanced to New Gal Network Inc. ($58,736), management fees ($48,000), legal fees ($43,999), office and general costs ($29,091), rent costs ($18,000), consulting fees ($15,805), sponsorship fees paid to Global Securities Corporation in connection with its agreement to sponsor our proposed acquisition of New Gal Network , Inc. as required by Canadian Venture Exchange policy ($10,000), accounting and audit fees ($9,500), transfer agent and filing fees ($6,435) and amortization costs related to computer equipment ($1,162). These expenses were offset by interest income of $3,870, resulting in a net loss of $443,224.

The increase in net loss in 2000 as compared to 1999 was primarily due to a general increase in company activity. For most of 1999, we had no business operations. In 2000, we conducted significant exploration of the How property and incurred substantial administrative costs in connection with our due diligence investigation of New Gal Network, Inc.

At December 31, 2000, we had assets totalling $602,888 consisting of cash and short-term investments of $502,742, mineral property acquisition costs of $93,000, prepaid expenses of $4,434 and computer equipment recorded at $2,712. Our liabilities totalled $733,571 including a $600,000 obligation to issue shares pursuant to a private placement that we had yet to complete.

In the fiscal year ended December 31, 2001, we incurred an additional $75,000 in exploration expenditures on the How property. During the year we attempted, without success, to acquire Water-Tek Purification Systems Inc. ("Water-Tek"), a private British Columbia company, for $20,000. Water-Tek owned a 100% interest, subject to a 2% net sales royalty, in a water treatment machine that removes contaminants from water using a chemical separation system covered by United States patent 4,710,290. On February 19, 2002, we announced that we would not be proceeding with our acquisition of Water-Tek due to its failure to comply with the terms of the agreement. On our behalf, Linda Smith, our President, advanced $20,000 to the shareholders of Water-Tek pursuant to the
agreement.   She has agreed to remain responsible for the $20,000 that was advanced in consideration of us relinquishing our interest in Water-Tek to her.

We incurred expenses during the year ended December 31, 2001 of $227,969. This amount consisted of exploration costs relating to the How property ($75,000), management fees ($48,000), consulting fees ($32,250), office and general costs ($27,929), rent ($18,000), accounting and audit fees ($10,500), transfer agent and filing fees ($9,334), legal fees ($6,142) and amortization costs related to computer equipment ($814). These expenses were offset by interest income of $17,444 for the year, resulting in a net loss of $210,525.

At fiscal year end, we had cash on hand and short term investments totalling $250,998, mineral property acquisition costs of $93,000, $20,000 due from our President, Linda Smith, and prepaid expenses of $1,048 and computer equipment recorded at $1,899 for total assets of $366,945. Our liabilities totalled $74,786.

Our decrease in net loss in fiscal 2001 was primarily due to the fact that we only spent $75,000 on exploration of the How property in 2001 as compared to $206,366 in 2000. As well, we incurred significant expenses in connection with our proposed acquisition of New Gal Network, Inc. in 2000 that we did not incur in 2001.

During the nine-month period ended September 30, 2002, we incurred an additional $63,345 in exploration expenditures on the How property. During the period we entered into negotiations with Dalian Xindie Chitin Co. Ltd., a private Chinese company, to acquire an interest in its business. Subsequent to the period, we entered into a licensing agreement with the company that is more fully described in section 4.8 above.

We incurred expenses during the nine-month period ended September 30, 2002 of $257,522. This amount consisted of consulting fees ($72,500), exploration expenditures on the How property ($63,345) management fees ($34,000), office and general expenses ($30,054), accounting and legal fees ($15,799), rent ($13,500), property investigation costs ($11,500), travel and promotional expenses ($10,314), transfer agent and filing fees ($6,113) and amortization costs related to computer equipment ($427). We earned interest of $164 during the same period.

At period end, we had cash on hand and short term investments totalling $43,833, prepaid exploration costs of $50,155 and a goods and services tax receivable of $2,010. Our liabilities totalled $72,448 and included a $24,666 liability to issue shares pursuant to a private placement and $6,137 in related party payables.

   5.2. Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors. As well, we have settled a total of $182,840 in debt through the issuance of our common shares.

We expect to finance operations through the sale of equity in the foreseeable future as we have no source of revenue from our business operations. There is no guarantee that we will be successful in arranging financing on acceptable terms. We currently have no contractual commitments for future capital expenditures.

Due to limited financial resources and anticipated adverse weather conditions, we have no plans to conduct exploration on the How property until spring of 2003 at the earliest. We may search for potential joint venture partners who would help fund such exploration. There is no guarantee that we will be able to find a suitable joint venture partner on terms acceptable to us.

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include the market prices for base and precious metals and results from our exploration programs. Our ability to attain our business objectives may be significantly impaired if prices for metals such as gold and copper fall or if results from our intended exploration programs on the How property are unsuccessful.

Our auditors are of the opinion that our continued operations are dependent upon our ability to receive continued financial support, to complete public equity financing or generate profitable operations in the future. Due to the nature of our business, there is substantial doubt about our ability to continue as a going concern.

Item 6.  Directors, Senior Management and Employees

     6.1. Directors and Senior Management

Directors:

Name of Director           Age
----------------------     ----
Linda Smith                 53
Darcy Krell                 54
Steven Horowitz             43
Alexander Mancor            58
Joan Gu                     48


Executive Officers:

Name of Officer         Age           Office
--------------------    -----         -------
Linda Smith              53           President, Chief Executive Officer
Greg Yanke               33           Secretary

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Linda Smith

Linda Smith has acted as our President and Chief Executive Officer since August 11, 1999. She also acts in the same capacities for two other British Columbia and Alberta companies involved in mineral property exploration: Blue Lightning Ventures Inc. and Gemstar Resources Ltd. Ms. Smith also acted as President and Chief Executive Officer of Candorado Operating Company Ltd., a mineral exploration company, from June 2000 to November, 2001. She was employed as a dental assistant from 1995 to 2002.

Darcy Krell

Darcy Krell has been self-employed as a private investor in North American stock markets since 1980. He has acted as a director of Big Bar Gold Corporation and Blue Lightning Ventures Inc. since March 2002.

Steven Horowitz

Mr. Horowitz is a practicing tax and financial/estate planning attorney and partner in a reputable New York law firm. Prior to entering the practice of law, Mr. Horowitz served as in-house Tax and Corporate Counsel for Symbol Technologies, Inc. in Bohemia, New York after leaving Touche Ross& Co., a major international accounting firm where he worked as a tax lawyer. Mr. Horowitz has also served as the President and Chief Executive Officer of CDKnet.com, Inc., a United States reporting company, and currently serves as its Chief Executive Officer and as a director. Mr. Horowitz has a Bachelor of Arts degree in Economics from Hofstra University, a Masters of Business Administration (MBA) degree in Accounting from Hofstra University School of Business, and a Juris Doctorate (Law) degree from Hofstra University School of Law. Mr. Horowitz is a frequent lecturer and published author on various tax planning subjects.

Alexander Mancor

For the past five years, Mr. Mancor has owned and managed a series of residential rental properties in Burnaby, British Columbia. From 1973 to 1995, he acted as a contract distributor for Pacific Press Ltd. where he was in charge of wholesale and retail distribution of the Vancouver Province and Vancouver Sun newspapers in the Burnaby region.

Joan Gu

Ms. Gu graduated from the University of Tokyo in 1984 with a Bachelor of Arts. Since 1991, she has acted as President of Golion International Investment Ltd., a private company involved in investment holdings and government relations. During this time, Ms. Gu has also been involved in seafood, foodstuff and textile trading with Japan, China, Hong Kong and Taiwan.

Greg Yanke

Mr. Yanke is a self-employed securities lawyer and has been the principal of Gregory S. Yanke Law Corporation since February 2000. From May 1996 to February 2000, he was employed as an associate lawyer with Beruschi & Company, Barristers and Solicitors, a Vancouver, Canada based law firm that practices securities and corporate law. Mr. Yanke is a graduate of the University of British Columbia, receiving Bachelor degrees in Political Science (1991) and Law (1994). He is a member in good standing with the Law Society of British Columbia. Mr. Yanke currently acts as corporate secretary for seven British Columbia and Alberta reporting companies: Big Bar Gold Corporation, Alberta Star Development Corp., LMX Resources Ltd., Randsburg International Gold Corp., Candorado Operating Company Ltd., Iciena Ventures Inc. and Mutapa Copper and Cobalt Inc. As well, Mr. Yanke acts as secretary of Infinex Ventures, Inc., a United States reporting company. He is also a director of Algorithm Media Inc., an Alberta and British Columbia reporting company, and Surforama.com, Inc., a United States reporting company.

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.

   6.2. Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2001.

                         Summary Compensation Table

                                 ANNUAL COMPENSATION
                    LONG-TERM COMPENSATION
NAME AND                                                              Awards
PRINCIPAL      YEAR         Salary     Bonus    Other         Restricted    Securities        LTIP    All other
POSITION                                       Annual           Stock      Underlying        payouts  compensations
                                             Compensation       Awards     Options/SAR's
-------------------------------------------------------------------------------------------------------------------
Linda Smith       2001      $48,000    Nil       Nil             Nil        365,181        Nil          $18,000
President                                                                 stock options
and CEO

Greg Yanke        2001        Nil      Nil       Nil             Nil          Nil          Nil          $6,142
Secretary

Darcy Krell       2001        Nil      Nil       Nil             Nil          Nil          Nil            Nil
Director

Steven Horowitz   2001        Nil      Nil       Nil             Nil          Nil          Nil            Nil
Director
2001

Alexander         2001        Nil      Nil       Nil             Nil          Nil          Nil            Nil
 Mancor
Director

Joan Gu           2001        Nil      Nil       Nil             Nil          Nil          Nil            Nil
Director
-------------------------------------------------------------------------------------------------------------

   6.3. Board Practices

Linda Smith has acted as our President, Chief Executive Officer and a director since August 11, 1999. Alexander Mancor, Steven Horowitz, Joan Gu and Darcy Krell were appointed as directors on September 25, 2000, February 14, 2002, March 12, 2002 and March 28, 2002 respectively. The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

We are a party to a management contract with Linda Smith whereby we pay her $4,000 per month for her management services. No other director has a service contract with us nor are they entitled to any termination benefits.

Our audit committee is comprised of Linda Smith, Darcy Krell and Alexander Mancor. We have not appointed a remuneration committee.

   6.4. Employees

We have not had any employees other than our directors and officers. When required, we have retained geological and other consultants.

   6.5. Share Ownership of Directors and Officers

Our directors and officers own beneficially the following shares as of the date of this registration statement:

                                       Percentage of Outstanding
               Number of Shares Owned        Common Shares
               ----------------------        -------------

Linda Smith:           628,000                     4.66%
Darcy Krell:           419,335                     3.11%
Steven Horowitz:     1,925,000                    14.28%
Alexander Mancor:      750,000                     5.56%
Joan Gu:             1,600,000                    11.87%
Greg Yanke:                  0                     0.00%

The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this registration statement which is 13,777,612.

No incentive stock options are outstanding to our directors and officers.

Item 7. Major Shareholders and Related Party Transactions

     7.1. Beneficial Ownership

As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

As of the date of this registration statement, 13,777,612 common shares are issued and outstanding. The Company is authorized to issue up to 100,000,000 common shares without par value. As of the date of this registration statement, the following persons known to the Company were the beneficial owner of more than five percent of the outstanding common shares of the Company.

    NAME                NUMBER OF SHARES         PERCENTAGE OF TOTAL

    Steven Horowitz:    1,925,000                     13.97%
    Joan Gu:            1,600,000                     11.61%
    Alexander Mancor:     750,000                      5.44%
    Wu Chih Chun:       1,329,833                      9.65%

Mr. Horowitz acquired his 1,925,000 by purchasing them through the facilities of the TSX Venture Exchange. Ms. Gu acquired 1,300,000 of her shares, Ms.
Chun acquired 783,333 of her shares and Mr. Mancor acquired his shares pursuant to private placement agreements with us.

Of our 65 registered shareholders, 58 are Canadian residents representing 12,716,744 common shares or 92.3% of our issued and outstanding common shares.

Each of our issued shares entitles the holder to one vote in general meeting. There are no disproportionate or weighted voting privileges.

We is not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements the operation of which at a subsequent date may result in a change in our control.

   7.2. Related Party Transactions

There are no transactions, which have materially affected or will materially affect the Company in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows:

   Private Placements:

   * On November 26, 2000, Linda Smith, our president, and Alexander Mancor, one of our directors, respectively purchased 128,000 units and 400,000 units in our capital stock at $0.25 each. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share for $0.25 in the first year of the warrant and for $0.29 in the second year of the warrant.

   * On November 26, 2000, Linda Smith, our president, Lou Rene Legge, a former director, and Alexander Mancor, a director, respectively purchased 1,500,000, 1,000,000 and 750,000 units in our capital stock at $0.19 each. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share for $0.19 for a period of two years.

   * On October 17, 2002, Joan Gu, one of our directors, purchased 1,300,000 units in our capital stock at $0.16 each. Each unit consisted of one common share and one share purchase warrant entitling her to purchase an additional common share for $0.16 for a period of two years.

Other Transactions:

   * In 1999, we incurred $17,500 in management fees, $18,600 in consulting fees and rent and office expenses of $7,787 with Linda Smith, our president, and her common law spouse.

   * In 1999, we paid a finder's fee of $14,290 to Linda Smith's common law spouse in consideration of him introducing us to an individual who completed a $142,900 private placement with us.

   * Through fiscal 2000, Drowland International Investments Ltd. ("Drowland"), our former parent company, advanced a total of $196,647 to us. Drowland assigned $182,840 of this amount to an arm's length group of individuals unrelated to us. These individuals settled this debt for 1,218,933 of our common shares at a deemed price of $0.15 each. We paid the balance of the loan in cash.

   * In 2000, we incurred $48,000 in management fees, $18,000 in rent expenses and $1,455 in consulting fees with Linda Smith, our president, and her common law spouse.

   * In 2001, we incurred $48,000 in management fees and $18,000 in rent expenses with Linda Smith, our president, and her common law spouse.

   * In 2001, Linda Smith paid $20,000 on behalf of us to Water Tek Purification Systems Inc. When we decided not to proceed with this acquisition, Linda Smith agreed to purchase our interest in the company for $20,000.

   * In the nine-month period ended September 30, 2002, we incurred management fees of $34,000 and $13,500 in rent expenses with Linda Smith and Darcy Krell, as well as consulting fees of $5,000 with Joan Gu.

Our bylaws provide that our directors or officers must disclose in writing to us the nature and extent of any interest he has in a material contract, or proposed material contract, with us. Such disclosure must be made immediately after the director or officer becomes aware of the contract or proposed contract. A director who is required to disclose an interest in a material contract or proposed material contract may not vote on any resolution to approve the contract except in very limited circumstances.


   7.3. Interests of Experts and Counsel

Our experts and counsel have no interest in our shareholdings.

Item 8. Financial Information

     8.1. Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us.

     8.2. Significant Changes

There have been no significant changes since the date of the audited financial statements included herein.

Item 9. The Offer and Listing

     9.1. Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under symbol "BBK". Our shares trade on the TSX Venture Exchange, and on its predecessors, the Canadian Venture Exchange and the Vancouver Stock Exchange, since 1988. The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on these exchanges:

       Period                               High             Low
       ------                               ----             ---
January 1, 1997 to December 31, 1997        $0.29           $0.16
January 1, 1998 to December 31, 1998        $0.16           $0.03
January 1, 1999 to December 31, 1999        $0.75           $0.04
January 1, 2000 to December, 31 2000        $1.39           $0.13
January 1, 2001 to December 31, 2001        $0.45           $0.06
January to March 2000                       $1.39           $0.46

April to June 2000                          $0.90           $0.45
July to September 2000                      $0.60           $0.21
October to December 2000                    $0.60           $0.13
January to March 2001                       $0.45           $0.15
April to June 2001                          $0.29           $0.12
July to September 2001                      $0.35           $0.08
October to December 2001                    $0.35           $0.06
January to March 2002                       $0.43           $0.13
April to June 2002                          $0.34           $0.14
July to September 2002                      $0.18           $0.10

April 2002                                  $0.34           $0.19
May 2002                                    $0.22           $0.14
June 2002                                   $0.20           $0.15
July 2002                                   $0.17           $0.12
August 2002                                 $0.18           $0.12
September 2002                              $0.16           $0.10
October 2002                                $0.12           $0.07
November 2002                               no trades

We intend to apply to have our common shares quoted on the National Association of Securities Dealers' over-the-counter electronic bulletin board. However, there is no certainty that such listing or any other stock exchange listing will occur.

Item 10. Additional Information

     10.1. Share Capital

Our authorized share capital consists of 100,000,000 common shares without par value. Our issued share capital as of the date of this registration statement is 13,777,612 fully paid common shares without par value.

On January 1, 1999, we had 3,926,347 common shares without par value issued and outstanding. Since that date, we have cancelled 375,000 common shares and issued an additional 10,226,265 common shares in our capital stock as follows:

   * during 2000, we cancelled 375,000 common shares held in escrow which had been issued to Mr. Wai Man Woo. The terms of our escrow agreement with Mr. Woo provided for cancellation of the shares upon him ceasing to act as a director;

   * on October 14, 1999, we issued 1,218,933 common shares at a deemed price of $0.15 each pursuant to a shares for debt settlement arrangement with creditors;

   * on October 18, 1999, we issued 1,200,000 common shares at a price of $0.25 each pursuant to a private placement;

   * on November 22, 1999, we issued 1,333,333 common shares at a price of $0.15 each pursuant to a private placement;

   * on December 8, 2000, we issued 3,750,000 common shares at a price of $0.16 each pursuant to a private placement;

   * between August 9, 2001 and August 31, 2001, we issued a total of 340,666 common shares upon the exercise of share purchase warrants at $0.175 each;

   * on September 25, 2002, we issued 300,000 common shares upon the exercise of share purchase warrants at $0.19 each; andsd

   * on October 4, 2002, we issued 2,083,333 common shares at a price of $0.12 each pursuant to a private placement.

We do not hold any of our own shares.

Our only potential obligation to increase our issued capital is a result of 2,083,333 share purchase warrants held by two of our shareholders. These warrants entitle the shareholders to purchase up to 2,083,333 of our common shares at a price of $0.16 each by October 4, 2004. One of our directors, Joan Gu, holds 1,300,000 of these share purchase warrants.

All shares issued and to be issued in the future must be and have been approved by authorizing resolution consisting of a simple majority of our board of directors. All share issuances must also be approved by the TSX Venture Exchange.

     10.2. Bylaws and Articles of Association

We were incorporated under the Company Act of British Columbia by registration of our articles of incorporation and bylaws. Pursuant to the provisions of the Company Act, a company may conduct any business that it is not restricted by the terms of its articles or bylaws from conducting. Our articles and bylaws contain no such restrictions.

Our directors are required to disclose to the board of directors the nature and extent of their interest in any proposed transaction or contract and must thereafter refrain from voting in respect thereof. An interested director may be counted in the quorum when a determination as to such director's remuneration is being considered but may not vote in respect thereof. The directors have an unlimited power to borrow money, issue debt obligations and mortgage or charge our assets provided such actions are conducted bona fide and in our best interests. There are no mandatory retirement ages for directors or any required shareholdings.

All holders of common shares are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared. Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders in general meeting. There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting. All directors stand for re-election annually. Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors. The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights. In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

The rights of shareholders may only be altered by the shareholders passing a special resolution at a general meeting. A special resolution may only be passed when it has been circulated to all shareholders by way of an information circular and then must be passed by seventy-five percent of the votes cast at the general meeting.

The board of directors may call annual and extraordinary general meetings when required. One or more shareholders holding in aggregate five percent or more of our issued shares may requisition an extraordinary meeting and the directors are required to hold such meeting within four months of such requisition. Only registered shareholders or persons duly appointed by proxy may be admitted to meetings unless otherwise permitted by the chairman of the meeting.

There are no national limitations or restrictions on the right to own our common shares.

There are no provisions in our bylaws or articles of association that would have the effect of delaying, deferring or preventing a change in control.

There are no provisions in our bylaws or articles of association that establish any threshold for disclosure of ownership. However, the British Columbia and Alberta Securities Commissions require that persons that are the registered owners of, and/or have voting control over 10% or more of our common shares must file insider reports disclosing securities holdings.

     10.3. Material Contracts

We are a party to the following material contracts that we entered into in the past two years, copies of which are included as exhibits to this registration statement:

   * Letter of Intent dated August 1, 2001 with Philip Fraser, Lucia Wulandari and Water-Tek Purification Systems Inc. ("Water-Tek"), a private British Columbia company, whereby we agreed to acquire all of the issued and outstanding shares of Water-Tek for $20,000. Water-Tek owns a 100% interest, subject to a 2% net sales royalty, in a water treatment machine that removes contaminants from water using a chemical separation system covered by United States patent 4,710,290. On February 19, 2002, we announced that we would not be proceeding with our acquisition of Water-Tek due to its failure to comply with the terms of the agreement. On our behalf, Linda Smith, our

       President, advanced $20,000 to the shareholders of Water-Tek pursuant to
       the agreement.   She has agreed to remain responsible for the $20,000
       that was advanced in consideration of us relinquishing our interest in Water-Tek to her.

   * On October 24, 2002, we entered into a Licensing Agreement with Dalian Xindie Chitin Co. Ltd. ("Xindie"), a private Chinese company involved in the business of developing and manufacturing chitin products and derivatives. Pursuant to the terms of the Licensing Agreement, Xindie has agreed to grant to us an exclusive worldwide commercial license to market, distribute and sell all chitin products that Xindie produces and to retain 10% gross proceeds realized from such sales. We will also receive 10% of the proceeds that Xindie receives from the sale of chitin products to existing customers.

       We shall be responsible for all costs it directly or indirectly incurs in connection with the marketing, sale and use of the chitin products. The license shall be effective for a period of 75 years from closing of the agreement. We shall have the right to grant sub-licenses with Xindie's consent.

       In consideration of Xindie granting the license, we have agreed to issue 12,000,000 common shares in our capital at a deemed price of $0.10 each to the shareholders of Xindie at closing. Pursuant to a pooling agreement, the shares will be subject to escrow restrictions, in addition to those imposed by the TSX Venture Exchange, whereby one common share will be released from escrow for each $0.10 of revenue that we earn pursuant to the licensing agreement.

       10.4. Exchange Controls and other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See "Item 10.5. Taxation"

There is no limitation imposed by Canadian law or by our constituent documents on the right of a non-resident to hold or vote common shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporation or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada". The Investment Canada Act requires that certain acquisition of control of Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control are reviewable under the Investment Canada

Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition, which has been completed, the acquired Canadian business must be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, amongst other things, an injunction or a court order directing disposition of assets of shares.

       10.5. Canadian Federal Income Tax Consequences to United States
             Investors

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and United States; the consequences, if any, of state and local taxes are not considered. The following information is general and security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.

Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company's nonresident shareholders. However, shareholders resident in the United States will generally have this rate reduced to 15% through the tax treaty between Canada and the United States. The amount of stock dividends paid to non-residents of Canada will be subject to withholding tax at the same rate as cash dividends. The amount of stock dividend (for tax purposes) would generally be equal to the amount by which our stated capital has increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty. Under present legislation in the United States, we are generally not subject to United States back up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided us with a taxpayer identification number.

Gains derived from a disposition of shares of the company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of our shares was owned by the nonresident shareholder and/or persons with whom the nonresident did not deal at arm's length at any time during the five-year period immediately preceding the disposition. In such cases gains derived by a U.S. shareholder from a disposition of our shares would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

      10.6. Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC . Although we may make our filings with the SEC electronically as a foreign private issuer, we are not obligated to do so until November 1, 2002.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 12. Descriptions of Securities Other than Equity Securities

     12.1 Warrants

We currently have a total of 2,083,333 share purchase warrants issued and outstanding to two of our shareholders. These warrants entitle the shareholders to purchase up to 2,083,333 of our common shares at a price of $0.16 each by October 4, 2004. One of our directors, Joan Gu, holds 1,300,000 of these share purchase warrants.

TSX Venture Exchange policy allows us to apply to reduce the exercise price of share purchase warrants provided that the warrant exercise price is higher than 75% of the market price for our common shares, none of our warrants has been exercised in the past six months and at least two weeks remain before the expiry date of the warrants. If we meet these conditions, we are entitled to reduce warrant exercise prices to a price equal to 75% of the market price for our common shares, subject to a minimum exercise price of $0.10.

If and whenever we subdivide our common shares into a greater number or consolidate our common shares into a lesser number, the exercise price shall be decreased or increased proportionately as the case may be. Upon any such subdivision or consolidation the number of common shares deliverable upon the exercise of the warrants shall be increased or decreased proportionately as the case may be.

      12.2 Stock Options

We have no incentive stock options issued and outstanding.

TSX Venture Exchange policy provides that no more than an amount equal to 10% of the issued share capital of a company can be subject to directors', officers' and employees' stock options at any one time, and in any event, the aggregate number of shares that may be reserved for issuance to any one individual pursuant to directors' and key employees' incentive stock options or other employees' share purchase plans shall not exceed 5% of the issued shares of the company at the time of granting. In addition, the exercise price per share must be at least 75% of the last closing price of the Company's shares before the issuance of a news release disclosing the grant, subject to a minimum exercise price of $0.10 per share.

TSX Venture Exchange policy allows us to apply to reduce the exercise price of stock options provided that the stock option exercise price is higher than 75% of the market price for our common shares, none of our stock options has been exercised in the past six months and shareholder approval has been obtained with respect to stock options granted to insiders. If we meet these conditions, we are entitled to reduce stock option exercise prices to a price equal to 75% of the market price for our common shares, subject to a minimum exercise price of $0.10.

If and whenever we subdivide our common shares into a greater number or consolidate our common shares into a lesser number, the exercise price shall be decreased or increased proportionately as the case may be. Upon any such subdivision or consolidation the number of common shares deliverable upon the exercise of the warrants shall be increased or decreased proportionately as the case may be.


                                   PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.

Not applicable

Item 16.

Not applicable

                                   PART III

Item 17. Financial Statements

Our audited financial statements include:

   *   our balance sheet as at December 31, 2001 and December 31, 2000;

   * the following statements for the fiscal years ended December 31, 2001, 2000 and 1999:

   *   statements of operations and deficit

   *   statements of cash flow; and

   *   statement of changes in shareholders' equity

All of these were prepared by our auditor, Lancaster & David, Chartered Accountants.

The financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 11. All figures are expressed in Canadian dollars.

Our unaudited financial statements include:

   *   our balance sheets at September 30, 2002 and September 30, 2001;

   * our statements of operations and deficit at September 30, 2002 and September 30, 2001; and

   * our statements of cash flows at September 30, 2002 and September 30, 2001.

All of these were prepared in accordance with interim reporting requirements under United States generally accepted accounting principles. All figures are expressed in Canadian dollars.



Item 18. Financial Statements

       See "Item 17 Financial Statement"

Item 19. Exhibits

Exhibit 1: Financial Statements

Exhibit 2: Certificate of Incorporation

Exhibit 3: Memorandum and Articles of Association

Exhibit 4: Opinion of Gregory S. Yanke Law Corporation

Exhibit 5: Letter of Intent dated August 1, 2001 between Big Bar Gold
           Corporation, Philip Fraser, Lucia Wulandari and Water-Tek Purification Systems Inc.

Exhibit 6: Licensing Agreement dated October 24, 2002 between Big Bar Gold
           Corporation and Dalian Xindie Chitin Co. Ltd.

Exhibit 7: Pooling Agreement dated October 24, 2002 between Big Bar Gold
           Corporation and Dalian Xindie Chitin Co. Ltd.

Exhibit 8: Consent of Lancaster & David, Chartered Accountants

                                 SIGNATURE
                                 ---------

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this statement on its behalf.





                                               BIG BAR GOLD CORPORATION

Dated:  December 31, 2002
                                               By:  /s/ Linda Smith
                                               ------------------------
                                               Linda Smith, President